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                             May 11, 2022

       Tao Xu
       Chief Financial Officer
       KE Holdings Inc.
       Oriental Electronic Technology Building
       No. 2 Chuangye Road, Haidian District
       Beijing 1000086
       People's Republic of China

                                                        Re: KE Holdings Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 19,
2022
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 6, 2021
                                                            File No. 001-39436

       Dear Mr. Xu:

               We have reviewed your April 8, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 1, 2022 letter.

       Form 20-F for the fiscal year ended December 31, 2020

       Item 3. Key Information, page 4

   1. We have considered your response to comment 7 and reissue parts of our previous comment. Please tell us
and revise future filings to explain how the amounts within your table are reflected or
can be cross-referenced to the condensed consolidating schedule and the consolidated
financial statements.

                                                        You may contact Babette
Cooper, Staff Accountant, at (202) 551-3396 or Wilson Lee at
 Tao Xu
KE Holdings Inc.
May 11, 2022
Page 2

(202) 551-3468 if you have any questions.



FirstName LastNameTao Xu                    Sincerely,
Comapany NameKE Holdings Inc.
                                            Division of Corporation Finance
May 11, 2022 Page 2                         Office of Real Estate &
Construction
FirstName LastName